Exhibit 99.1

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

NI 51-102

VOTING RESULTS REPORT
(Section 11.3)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

DECEMBER 8, 2010

The following were the results of the voting on proposed resolutions at the Annual General Meeting of the Shareholders of Kimber Resources Inc. (hereinafter called the “Company”) held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 1:30 p.m. on Wednesday, December 8, 2010 (the “Meeting”):

1.
To receive the Comparative Consolidated Financial Statements of the Company for the financial years ended June 30, 2010, 2009 and 2008 and the Auditors’ report thereon:

UNANIMOUS VOTE IN FAVOR OF THE RESOLUTION BY SHOW OF HANDS

2.
To elect Leanne M. Baker, R. Dennis Bergen, Gordon Cummings, Frederick T. Graybeal, Peter B. Nixon, James J. Puplava, Stephen P. Quin and Donald W. Young as directors of the Company:

ALL DIRECTORS PROPOSED BY MANAGEMENT WERE DECLARED ELECTED
AS NO OTHER INDIVIDUALS WERE NOMINATED

3.	To appoint Deloitte & Touche LLP as Auditors of the Company: 44,400,965 VOTES FOR THE RESOLUTION 389,186 VOTES WITHHELD

4.
To approve minor amendments to the Kimber Resources Inc. 2007 Stock Option Plan and approve all unallocated stock options under the 2007 Plan for future issuance:

15,609,475 VOTES FOR THE RESOLUTION
13,699,222 VOTES AGAINST THE RESOLUTION

All of the resolutions passed by the required majority.

The following proxies were received for the election of directors:

2

1.
Leanne M. Baker – proxies representing 27,193,961 common shares, being 94.24% of the proxies delivered, authorized voting in favor of the election of Leanne M. Baker and proxies representing 1,662,236 common shares, being 5.76% of the proxies delivered, were instructed to be withheld from voting for Dr. Baker.

2.
R. Dennis Bergen - proxies representing 28,741,052 common shares, being 99.6% of the proxies delivered, authorized voting in favor of the election of R. Dennis Bergen and proxies representing 115,145 common shares, being 0.4% of the proxies delivered, were instructed to be withheld from voting for Mr. Bergen.

3.
Gordon Cummings - proxies representing 28,741,102 common shares, being 99.6% of the proxies delivered, authorized voting in favor of the election of Gordon Cummings and proxies representing 115,095 common shares, being 0.4% of the proxies delivered, were instructed to be withheld from voting for Mr. Cummings.

4.
Frederick T. Graybeal - proxies representing 28,748,422 common shares, being 99.63% of the proxies delivered, authorized voting in favor of the election of Frederick T. Graybeal and proxies representing 107,775 common shares, being 0.37% of the proxies delivered, were instructed to be withheld from voting for Dr. Graybeal.

5.
Peter B. Nixon - proxies representing 28,742,102 common shares, being 99.6% of the proxies delivered, authorized voting in favor of the election of Peter B. Nixon and proxies representing 114,095 common shares, being 0.4% of the proxies delivered, were instructed to be withheld from voting for Mr. Nixon.

6.
James J. Puplava - proxies representing 18,069,689 common shares, being 62.62% of the proxies delivered, authorized voting in favor of the election of James J. Puplava and proxies representing 10,786,508 common shares, being 37.38% of the proxies delivered, were instructed to be withheld from voting for Mr. Puplava.

7.
Stephen P. Quin - proxies representing 28,738,802 common shares, being 99.59% of the proxies delivered, authorized voting in favor of the election of Stephen P. Quin and proxies representing 117,395 common shares, being 0.41% of the proxies delivered, were instructed to be withheld from voting for Mr. Quin.

8.
Donald W. Young - proxies representing 28,738,982 common shares, being 99.59% of the proxies delivered, authorized voting in favor of the election of Donald W, Young and proxies representing 117,215 common shares, being 0.41% of the proxies delivered, were instructed to be withheld from voting for Mr. Young.

Dated this 20th day of December, 2010 at Vancouver, BC

Kimber Resources Inc.

“Gordon Cummings”

Gordon Cummings
President & Chief Executive Officer